Filed by:  Modine Manufacturing Company
		    Pursuant to Rule 425 under the Securities Act of 1933

			 Subject Company:  Thermacore International, Inc.
					       Commission File No:   None

	On December 14, 2000, Modine Manufacturing Company announced its proposed acquisition of Thermacore International, Inc., a privately held company. The text of the press release follows:


Immediate

Gerald J. Sweda

(262) 636-1361

Modine enters electronics-cooling market through acquisition of Thermacore

     RACINE, Wis., Dec. 14, 2000 - Modine Manufacturing Company (Nasdaq:
MODI) has agreed to acquire Thermacore International, Inc., a privately-held corporation based in Lancaster, Pa., that provides advanced thermal solutions for the electronics industry.

     The total transaction is valued at $110 million, including approximately $93.5 million for Thermacore common stock and Modine's assumption of about $16.5 million in Thermacore liabilities. The transaction will be accounted for as a pooling of interests of the two companies and is expected to be accretive to earnings in Modine's next fiscal year, which ends March 31, 2002. Pending regulatory approval and the approval of Thermacore shareholders, the closing date is anticipated to occur in early 2001.

     "Modine is positioning the company by leveraging its expertise in thermal-management technology to take advantage of expanding opportunities in new, high-growth markets," said Donald R. Johnson, Modine president and chief executive officer. "Modine's strengths include technology, manufacturing expertise, and a reputation for high-quality products and service. Our strategy is to capitalize on these strengths in new markets that provide a broader revenue base and good, long-term, growth prospects as well. This immediate growth opportunity in the electronics-cooling industry complements our recently announced development work on CO2 (carbon dioxide) air-conditioning systems and on thermal management of fuel cells."

     "Modine and Thermacore share a specialization in thermal management, with each company solving critical problems in different industries," said
L. Ronald Hoover, Thermacore's chairman, chief executive officer, and president. "Additional value should result when the companies' strengths and valuable intellectual property are shared across markets. Together, we'll give customers a broad spectrum of electronics-cooling solutions, including heat pipes, heat sinks, liquid cooling, refrigeration, and phase-change materials."

     Thermacore, founded in 1970, has projected revenues for the 12-month period ending March 31, 2001, to be approximately $60 million, an increase of 70 percent over a similar period in the prior year. Sales growth has averaged 41 percent over the company's prior three fiscal years ended
June 30. Thermacore has 358 employees worldwide and operates production facilities at: Lancaster; Guymas, Sonora, Mexico; Ashington, Northumberland, U.K.; Taipei, Taiwan; and Inchon City, Korea.
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     "Thermacore designs, develops, and manufactures highly sophisticated, thermal-management products for equipment in computer, telecommunications, networking, and power-semiconductor markets and is widely recognized as a leading thermal-management technology company in the industry," said
Anthony C. DeVuono, Modine vice president of technical services. " The company's offerings include advanced heat sinks, heat pipes, heat exchangers, and customized solutions involving combinations of thermal products in varying configurations. Its customers include top electronics original-equipment manufacturers (OEMs).

     "New technologies, miniaturization, and increasingly sophisticated electronics are generating unprecedented levels of heat," DeVuono continued. "This increased heat is fast becoming a constraint to future technological advancement in electronics and is driving OEMs to seek more-efficient, higher-technology, thermal-management solutions. Thermacore's products are critical, enabling solutions for this rapidly growing problem in the industry."

     To enhance the free exchange of technology between the two businesses, Thermacore will be run as a wholly owned subsidiary of Modine with its own board of directors.

     "Modine will leverage both companies' expertise to focus on innovative and cost-effective solutions," Johnson said. "Combined, we are well-positioned to serve the large, electronics OEMs who are looking for partners who have the proper technological expertise, financial strength, and large-scale, global manufacturing capabilities.

     These and other forward-looking statements about sales and operations involve risks and uncertainties, as detailed on page 17 of Modine's Annual Report to shareholders.

     With sales of more than $1 billion, Modine has operations in 18 countries and employs about 8,100 persons worldwide. Modine specializes in thermal management, bringing technology to diversified markets. Core markets include: powertrain cooling of internal combustion engines, vehicular and building HVAC (heating, ventilating, air-conditioning), and various industrial and refrigeration markets. Modine is on the
Internet at www.modine.com and Thermacore is at www.thermacore.com.
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     [MODINE WILL BE FILING A REGISTRATION STATEMENT WITH THE SECURITIES
AND EXCHANGE COMMISSION WHICH WILL CONTAIN A PROXY STATEMENT/PROSPECTUS
AND OTHER DOCUMENTS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ
THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FREE OF CHARGE FROM THE SEC'S website, www.sec.gov, ONCE THE REGISTRATION STATEMENT HAS BEEN FILED.]*
	 -----------

* To be included in the press release as posted on Modine's website.







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